Bangkok Bank
ธนาคารกรุงเทพ

February 27, 2009

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Please be advised that the Board of Directors of Bangkok Bank had adopted the following resolutions at the meeting on February 26, 2009:

1. To propose a final dividend payment of Baht 2.00 per share, for a total dividend of Baht 3.00 per share for 2008. This represents a payout ratio of 28.57%.
    a. The record date for determining the right to receive dividend is April 23, 2009 and the share registration book will be closed on April 24, 2009.
    b. Dividend payment date is May 7, 2009
2. The annual ordinary meeting of shareholders will be held on April 10, 2009

   The record date for determining the right to attend the shareholders' meeting is March 19, 2009 and the share registration book will be closed on March 20, 2009.

Kindly refer to the attached documents for details. The announcement can also be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Listed Companies Info/BBL/Company Announcements)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Announcements)

Please feel free to contact us if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

[signature]

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Dr. Piyapan Tayanithi, Executive Vice President
Ms. Kulathida Sivayathorn, Executive Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2230 2254 Fax 0 2 231 4890
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 111)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2230 2254 Fax (66) 2 231 4890

Bangkok Bank

Ref : SSD./REG. 0400/2009 February 26, 2009

Re: Resolutions of the Board of Directors

To: The President
The Stock Exchange of Thailand

Reference is made to the meeting of the Board of Directors (the "Board") of Bangkok Bank Public Company Limited (the "Bank") No. 2/2552 held on February 26, 2009, at which the Board had adopted the following resolutions:

1. Approved that the dividend payment for the operating results of the year 2008 be paid at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726,528,682.00, a part of which had been paid as interim dividend at the rate of Baht 1.00 per ordinary share on September 26, 2008, and that the remaining amount be paid on May 7, 2009 at the rate of Baht 2.00 per ordinary share.

2. Resolved to convene the 16th annual ordinary meeting of shareholders on April 10, 2009, starting at 15.00 hrs. at the Bank's auditorium, 30th floor, Bangkok Bank Building, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, with the following agenda:

(1) To approve the minutes of the 15th annual ordinary meeting of shareholders held on April 11, 2008

Objective and reason: For the shareholders to consider and approve the minutes.

Board's recommendation: That the minutes be approved by the shareholders' meeting.

(2) To acknowledge the report on the results of operations for the year 2008 as presented in the annual report

Objective and reason: In order to comply with Article 35 of the Bank's Articles of Association which stipulates that the report of the Board concerning the Bank's operating performance during the preceding year together with opinions on the future business operation be acknowledged by the shareholders' meeting.

Board's recommendation: That the report on the results of operations for the year 2008, which provides details on the results of the Bank's operations and significant changes, be acknowledged.

(3) To acknowledge the report of the Audit Committee

Objective and reason: To report to the shareholders on the performance of the Audit Committee during the year 2008.

Board's recommendation: That the report of the Audit Committee be acknowledged.

Bangkok Bank Public Company Limited (Registration No. 0107536000374)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (662) 231-4333 Fax (662) 231-4890 www.bangkokbank.com

(4) To approve the balance sheet and the profit and loss statement for the year 2008

Objective and reason: In order to comply with Section 112 of the Public Limited Companies Act B.E. 2535 and Article 41 of the Articles of Association of the Bank, which stipulate that the Bank shall arrange for the preparation of the balance sheet and the profit and loss statement as of the last day of the accounting period of the Bank and submit them to the annual ordinary meeting of shareholders for approval.

Board's recommendation: That the balance sheet and the profit and loss statement as of December 31, 2008, presenting the financial status and operating results of the Bank during the year 2008, which were audited and certified by the auditors of Deloitte Touche Tohmatsu Jaiyos Audit Co., Ltd. and were considered by the Audit Committee, be approved.

(5) To approve the appropriation of profit and the payment of dividend for the year 2008

Objective and reason: In order to comply with Article 35 of the Bank's Articles of Association which stipulates that the appropriation of profit shall be considered and approved by the shareholders' meeting and Article 45 which stipulates that the Bank shall allocate to a reserve fund a portion of the annual net profit, which amount must not be less than ten percent of the annual net profit deducted by the accumulated losses brought forward (if any) until the reserve fund reaches an amount of not less than twenty five percent of the registered capital. The net profit of the Bank in 2008 amounted to Baht 20,043,200,088.89, and the accumulated profit to be appropriated in this year's annual ordinary meeting of shareholders amounted to Baht 25,207,350,358.08.

Board's recommendation: That the shareholders' meeting approve the appropriation of profit and the payment of dividend for the operating results of the year 2008 as follows:

1. to allocate as a legal reserve in the total amount of Baht 1,000,000,000.00, being the allocation for the period of January-June 2008 amounting to Baht 500,000,000.00 (which had already been made as per the financial statements for the period ended December 31, 2008) and for the period of July-December 2008 amounting to Baht 500,000,000.00.

2. to allocate as other reserves in the total amount of Baht 10,000,000,000.00, being the allocation for the period of January-June 2008 amounting to Baht 5,000,000,000.00 (which had already been made as per the financial statements for the period ended December 31, 2008) and for the period of July-December 2008 amounting to Baht 5,000,000,000.00.

3. to pay dividend for the operating results of the year 2008 at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726,528,682.00 or about 28.57 percent of the annual net profit, a part of which had been paid as interim dividend at the rate of Baht 1.00 per ordinary share on September 26, 2008, and the remaining amount be paid on May 7, 2009 at the rate of Baht 2.00 per ordinary share. The record date for determining the shareholders who have the right to receive the dividend payment shall be April 23, 2009 and the share registration book shall be closed on April 24, 2009, for the purpose of compiling the list of shareholders in accordance with Section 225 of the Securities and

Exchange Act B.E. 2535 as amended. The profit to be allocated as dividend is the profit on which the Bank has paid income tax, and is allocated from the portions of the profit which are subject to income tax from the highest rate progressively down to the lowest rate.

(6) To elect directors in place of those retiring by rotation

Objective and reason: In order to comply with Section 71 of the Public Limited Companies Act B.E. 2535 and Article 17 of the Articles of Association of the Bank, which stipulate that at every annual ordinary meeting of shareholders, one-third of the total number of the directors of the Company shall retire, 6 directors are due to retire by rotation in the annual ordinary meeting of shareholders for 2008, namely, Mr. Staporn Kavitanon, Mr. Chartsiri Sophonpanich, Mr. Deja Tulananda, H.S.H. Prince Mongkolchaleam Yugala, Mr. Suvarn Thansathit and Mr. Amorn Chandarasomboon.

Board's recommendation: The Nomination and Remuneration Committee has considered and selected qualified individuals to be proposed to be the Bank's directors in place of those retiring by rotation in accordance with the policy, criteria and methods prescribed and is of the opinion that the said 6 retiring directors possess suitable qualifications, with no disqualification pursuant to any relevant laws or regulations. The retiring directors have the knowledge, skills and expertise that will benefit the Bank's business and also possess high business ethics, vision and a positive attitude towards the Bank, as well as the willingness to fully perform their assigned duties. The retiring directors' performances of their duties as the Bank's directors so far have been highly beneficial as reflected in the Bank's results of operation. Therefore, the Board recommends that all 6 directors retiring by rotation be re-elected to the Board.

(7) To acknowledge the directors' remuneration

Objective and reason: To report to the shareholders concerning the directors' remuneration which has been determined in line with the remuneration framework as proposed by the Nomination and Remuneration Committee.

Board's recommendation: That the directors' remuneration be acknowledged.

(8) To appoint the auditors and determine the remuneration

Objective and reason: In order to comply with Section 120 of the Public Limited Companies Act B.E. 2535 and Article 50 of the Articles of Association of the Bank, which stipulate that the annual ordinary meeting of shareholders each year shall appoint an auditor and determine the audit fee to be paid by the Bank, and which also stipulate that the former auditor may be re-appointed.

Board's Recommendation: The Audit Committee has considered and evaluated the quality of the work of the auditor for the year 2008 and reviewed the suitability as well as assessed the independence and the qualifications of the said auditor according to the criteria established, and is of the opinion that Deloitte Touche Tohmatsu Jaiyos Audit Co., Ltd. is suitable to be appointed as the Bank's auditor. The Board therefore recommends that the shareholders' meeting appoint Mr. Permsak Wongpatcharapakorn, certified public accountant registration no. 3427, and/or Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Mr. Chavala Tienpasertkij, certified

public accountant registration no. 4301, all of Deloitte Touche Tohmatsu Jaiyos Audit Co., Ltd., as auditors of the Bank for the year 2009 with the remuneration in the amount of Baht 12,546,000.00, unchanged from 2008.

(9) To amend the Bank's Articles of Association

Objective and reason: In order to be in consistent with the Financial Institutions Businesses Act B.E. 2551, the Securities and Exchange Act B.E. 2535 as amended and the Public Limited Companies Act B.E. 2535.

Board's recommendation: That the Bank's Articles of Association be amended as follows:

1) Definition of "Acts" in Article 1 shall be amended

from

" "Acts" means the act on public limited companies, the act on commercial banking, the act on securities and securities exchange and any other acts or legislations related to the operations of the Company."

to

" "Acts" means the act on public limited companies, the act on financial institutions businesses, the act on securities and securities exchange and any other acts or legislations related to the operations of the Company."

Reason: Commercial banking is now under the Financial Institutions Businesses Act B.E. 2551 instead of the Commercial Banking Act B.E. 2505 which has been repealed.

2) Article 9 shall be amended

from

"The Company may not own its shares or take them in pledge except in the case where such owning of shares or taking them in pledge is permitted by the Acts and is undertaken in accordance with the rules, procedures and conditions prescribed by the Acts."

to

"The Company may not own its shares or take them in pledge except in the case where such owning of shares or taking them in pledge is permitted by the Acts and is undertaken in accordance with the rules, procedures and conditions prescribed by the Acts.

In the event that the Company may own its own shares by repurchasing the shares in accordance with the Acts, such repurchasing of shares shall be approved by the meeting of shareholders, except in the case where the amount of the shares to be repurchased by the Company does not exceed ten percent of the paid-up capital, the Board of Directors shall have the power to approve such repurchase."

Reason: The second paragraph is added in order to be consistent with the regulation prescribed by Board of Governors of the Stock Exchange of Thailand.

3) Article 34 paragraph 3 shall be amended

from

"Where any shareholder holds more than five percent of the total number of shares sold without having been granted an exception or permission under the Acts, he shall only be entitled to vote at the general meetings of shareholders on account of the portion of shares that is not in excess of five percent of the total number of shares sold."

to

"Where any shareholder holds shares exceeding the amount prescribed by the Acts without having been granted an exception or permission under the Acts, he shall only be entitled to vote at the general meetings of shareholders on account of the portion of shares that is not in excess of the amount prescribed by the Acts."

Reason: In order to be consistent with Sections 18 and 21 of the Financial Institutions Businesses Act B.E. 2551.

4) Article 44 shall be amended

from

"Where any shareholder holds more than five percent of the total number of shares sold without having been granted an exception or permission under the Acts, the Company shall not pay dividend or any other form of money as bonus to such shareholder on account of the portion of shares in excess of five percent of the total number of shares sold."

to

"Where any shareholder holds shares exceeding the amount prescribed by the Acts without having been granted an exception or permission under the Acts, the Company shall not pay dividend or any other form of money as bonus to such shareholder on account of the portion of shares in excess of the amount prescribed by the Acts."

Reason: In order to be consistent with Sections 18 and 21 of the Financial Institutions Businesses Act B.E. 2551.

5) Article 54 bis shall be amended

from

"In the event the Company or any of its subsidiaries enters into a connected transaction or an acquisition or disposition of important assets of the Company or any of its subsidiaries as prescribed by the Stock Exchange of Thailand for the disclosure of such types of transactions by listed companies, the Company shall comply with the rules and regulations of the Stock Exchange of Thailand relating thereto."

to

"In the event the Company or any of its subsidiaries enters into a connected transaction or an acquisition or disposition of important assets of the Company or any of its subsidiaries, the Company shall comply with the rules as prescribed by the Acts relating thereto."

Reason: The entering by the Company or any of its subsidiaries into a connected transaction or an acquisition or disposition of important assets of the Company or any of its subsidiaries is now subject to the Securities and Exchange Act B.E. 2535 as amended.

(10) Other Business

3. Resolved that the record date for determining the shareholders who have the right to attend and vote at the 16th annual ordinary meeting of shareholders be March 19, 2009, and the share registration book be closed on March 20, 2009, for the purpose of compiling the list of shareholders in accordance with Section 225 of the Securities and Exchange Act B.E. 2535 as amended.

4. Resolved that the record date for determining the shareholders who have the right to receive the dividend payment be April 23, 2009 and the share registration book be closed on April 24, 2009, for the purpose of compiling the list of shareholders in accordance with Section 225 of the Securities and Exchange Act B.E. 2535 as amended.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich.

(Mr. Chartsiri Sophonpanich)
President

END